



EXECUTION COPY

CREATED ON 2018-07-11

Fundraise Up

Fair Market Value of the Common Stock
as of July 9th, 2018

PreferredReturn

Summary of Valuation Engagement

This is a valuation (the "Appraisal") of the private equity of Fundraise Up (the "Company") as of July 9th, 2018 (the "Appraisal Date"). Preferred Return, Inc. ("Preferred Return") was engaged to provide this opinion of the fair market value ("FMV") of one share of Common Stock of Fundraise Up on a closely-held, minority basis (the "Value"), subject to the included Statement of Limiting Conditions. Our opinion is that the Value on the Appraisal Date was:

Security	Shares Outstanding	Value
Common Stock	7,950,000	$0.059 per share

Definition of Fair Market Value

In this analysis we have followed the definition set forth by the Internal Revenue Service and the courts:

Fair Market Value is defined as the amount at which the property would change hands between a willing buyer and a willing seller, when the former is not under compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of the relevant facts.

Safe harbor presumptions:

The final Internal Revenue Service ("IRS") regulations adopt a presumption in specified circumstances that, for purposes of section 409A, a valuation of stock reflects the fair market value of the stock, rebuttable only by a showing that the valuation is grossly unreasonable.

Valuation Approach

We followed AICPA's Valuation of Privately-Held Company Equity Securities Issued as Compensation (the "Practice Aid") and the sources listed in the Appendices, completing the following steps, and rejecting methods we felt were unsuitable:

1. Establish Underlying Assumptions

√ Term, Volatility, Rate

We used the closest Treasury rate to the expected term, and the historical volatility of comparable public peers over the same period.

√ Foreseen Events

We accounted for any projected financial events using guidance from management.

√ Breakpoint Waterfall

We looked at the Company's knowable capital structure and found the liquidation amounts at which the claim on value changes.

2. Calculate Enterprise Value

√ Asset Approach

Given the lack of revenues, earnings, and meaningful revenue expectations, we have applied the asset accumulation method.

✗ Backsolve Model

There were no suitable guideline or knowable financings, so we did not use this method.

✗ Income Approach

We felt valuing the Company's largely intangible assets would be a weak method because of the lack of comparisons, and its free cash flow was too difficult to predict.

3. Allocate Enterprise Value

√ Black Scholes OPM

We allocated value to the capital structure using the Black Scholes option pricing model.

✗ Expected Return

We felt projecting a probable liquidity event at this stage would be too speculative, so we rejected this method.

✗ Current Value Method

We rejected this approach because it does not value the Company as a going concern.

4. Common Consideration

√ Marketability Discount

We calculated the Marketability Discount quantitatively using put option models.

✗ Secondary Activity

There were no secondary transactions in the Company's common equity.

✗ Minority Discount

We chose not to apply a minority discount given recent comments by regulators and auditors concerning their applicability to private companies.

Company Overview

Business Description

Fundraise Up, Inc ("Fundraise Up") is a software company that has created an online embedded checkout widget crafted for the online donation flow and powered by leading e-commerce practices & touches designed to increase revenue to charities. Fundraise Up's technology improves and streamlines the donation process through a better user experience and E-commerce upsell tricks & best practices in order to increase donor conversion rates. The Company intends to generate revenue by keeping 2% of each transaction.

Fundraise Up has been financed by the founders from inception to date, however, management expects a formal round of financing within 6-9 months to further develop the platform.

Management Team

Peter Byrnes *Founder and CEO*	Peter is an entrepreneur with 20+ years of experience running startups. In 1997, he founded Lúgh Studio, a design and branding firm in Brooklyn, New York and continues to manage the company today. Peter has also been a Co-Founder in multiple other organizations such as Campus on Fire, Boomerang.life, and TrackTOC. Peter holds a Bachelor's, International Relations and Foreign Service from Penn State University.
Yuriy Smirnov *Co-Founder and CTO*	With 15 years of experience with startups and large brands, Yuriy is a startup architect & engineer whose passion lies in building great products. His focus is in software architecture, idea validation and best development practices. Prior to joining Fundraise Up. Yuriy was the prior Chief Architect of $10M VC-funded travel marketplace startup where he built a team of 35 developers and was the VP of Software Development for a $5M funded job matching startup. Yuriy holds a BS, Computer Science from NYU.
Anton Isaykin *Co-Founder*	Anton brings with him years of software engineering experience accumulated at firms such as Simplenight, Bitbull Exchange, Here is Domain, and Automated Intelligence Systems. He also founded a Spotify like music startup with 150k DAUs. Anton attended Saint-Petersburg State University Information Technologies, Mechanic and Optics.

Industry Description

The Online Payment Processing Software Developers industry has experienced rapid growth over the five years to 2017, primarily due to consumers' retail preferences shifting from traditional brick-and-mortar stores to online retail outlets. This shift in demand has been facilitated by the boom in the number of mobile internet connections over the period. The ever-increasing percentage of services conducted online has bolstered demand for industry services as online payment processing is directly tied to the use of online retail and auction sites. Furthermore, growing per capita disposable income is expected to induce consumers to spend more online, spurring demand for industry services. Overall, industry revenue is expected to increase an annualized 7.2% over the five years to 2017 to $19.7 billion, including growth of 5.5% in 2017 alone.

The accelerated pace of revenue growth has led to high profit margins for some of the industry's major players and lured a large number of new entrants to the industry. Over the five years to 2017, the number of industry operators has grown at an annualized rate of 5.1% and is expected to grow, albeit more slowly, an annualized 4.4% over the five years to 2022. Some acquisition activity has taken place, such as eBay's acquisition of the mobile payment platform developers Zong, PayPal's acquisition of Braintree and Google's 2015 acquisition of Softcard (previously Isis Mobile Wallet). Acquisition activity is expected to increase over the next five years, slightly tempering the flood of industry entrants.

Over the next five years, mobile payment processing systems are expected to become a prominent part of the industry. These systems will enable small businesses and merchants to receive payments via their mobile phones. The new technology has already gained a foothold in some industries, but will become more widespread over the next five years as developers improve their interfaces, consumers grow comfortable with the new technology and industry players prove they are more efficient and convenient than their many alternatives. Over the long term, the industry will attempt to develop a payment-as-a-platform model, a system that would create an all-encompassing layer to connect disparate methods of payment. These two new product types will encourage continued rapid revenue growth, with industry revenue expected to grow at an annualized rate of 5.5% over the five years to 2022 to $25.7 billion.

Economic Conditions

Report Dated: May 21, 2018

Economic Review

Overall Economic Activity

Economic activity expanded moderately in late April and early May with few shifts in the pattern of growth. The Dallas District was an exception, where overall economic activity sped up to a solid pace. Manufacturing shifted into higher gear with more than half of the Districts reporting a pickup in industrial activity and a third of the Districts classifying activity as "strong." Fabricated metals, heavy industrial machinery, and electronics equipment were noted as areas of strength. Rising goods production led to higher freight volumes for transportation firms. By contrast, consumer spending was soft. Nonauto retail sales growth moderated somewhat and auto sales were flat, although there was considerable variation by District and vehicle type. In banking, demand for loans ticked higher and banks reported that increased competition had led to higher deposit rates. Delinquency rates were mostly stable at low levels. Homebuilding and home sales increased modestly, on net, and nonresidential construction continued at a moderate pace. Contacts noted some concern about the uncertainty of international trade policy. Still, outlooks for near term growth were generally upbeat.

Employment and Wages

Employment rose at a modest to moderate rate across most Districts. Again, the Dallas District was the exception, where solid and widespread employment growth was reported. Labor market conditions remained tight across the country, and contacts continued to report difficulty filling positions across skill levels. Shortages of qualified workers were reported in various specialized trades and occupations, including truck drivers, sales personnel, carpenters, electricians, painters, and information technology professionals. Many firms responded to talent shortages by increasing wages as well as the generosity of their compensation packages. In the aggregate, however, wage increases remained modest in most Districts. Contacts in some Districts expected similar employment and wage gains in the coming months.

Prices

Prices rose moderately in most Districts, while the remainder reported slight or modest increases. There were several reports of rising materials costs, notably for steel, aluminum, oil, oil derivatives, lumber, and cement. A few Districts noted that these reports of rising materials costs were becoming more common across contacts. Input cost increases, along with labor shortages in some sectors and strengthening demand, put upward pressure on prices in the transportation, construction, and manufacturing sectors. Some Districts also noted that their retail contacts were more able to pass along price increases to their customers than in the recent past.

Capitalization Table

Class of Security	Outstanding	Basis	Coupon	Tier	Preference	Claim
Common Stock	7,500,000	$0.00001		1		
Expected Options	450,000	$0.05900		1		
Convertible Notes				3	principal plus interest	$50,000
	7,950,000					$50,000

Capitalization Breakpoints



Breakpoints

Each breakpoint reflects a hypothetical exit value for the Company at which point one of the Company's securities (Debt, Preferred, Common, etc.) or their related derivatives (Options, Warrants, etc.) either starts or stops participating in the incremental distribution of the enterprise value available to be allocated to the Company. As an example, in the absence of long term debt, a Preferred Security with a one time liquidity preference and seniority to the Common Stock will obtain value from the first dollar available for distribution until the liquidation preference has been met. Next, the Common Stock will participate in the amount above and beyond the liquidation preference. At the point where the value per share is greater than the strike price of derivatives, the derivatives will then convert and participate in the value available for distribution, diluting the value available for distribution above and below their strike price. The schedule below shows the various Company specific breakpoints and the related description of each breakpoint:

$50k	Convertible Notes satisfy all preferences; Common goes in the money
$493k	Expected Options goes in the money
>$493k	Equilibrium; all series are fully-converted and pro-rata

Income Statement

(Unaudited)

Category	Account	TTM Ended June 27, 2018
Income	Sales	$1,333
		$1,333
Operating Expenses	Advertising & Marketing	$6,267
	Bank Charges & Fees	$404
	Contractors	$101,200
	Dues and Subscriptions	$3,002
	Legal & Professional Services	$1,051
	Meals & Entertainment	$4,188
	Office Supplies & Software	$27
	Other Business Expenses	$13
	Rent & Lease	$1,852
	Subcontractors	$44,401
	Travel	$2,802
	Uncategorized Expense	$60
		$165,268
Earnings	Net Income	($163,935)
		($163,935)

Balance Sheet

(Unaudited)

Category	Account	July 5, 2018	Adjusted July 5, 2018
Current Assets	Cash	$2,112	$2,112
		$2,112	$2,112
Long-Term Assets	Capitalized Expenses	-	$328,766
		$0	$328,766
Current Liabilities	Credit Cards	($28)	($28)
		($28)	($28)
Long-Term Liabilities	Convertible Notes	$50,000	$50,000
		$50,000	$50,000
Shareholders Equity	Capitalized Expenses	-	$328,766
	Paid in Capital	$126,075	$126,075
	Net Income	($173,935)	($173,935)
		($47,860)	$280,905

Update to Balance Sheet for Asset Accumulation:

Given the stage of the Company and lack of meaningful data points related to the financial fundamental's of the Company, it is in our opinion that an asset-based valuation approach is appropriate for calculating the enterprise value of the Company, specifically, the Asset Accumulation Approach. The adjusted balance sheet above is to account for the founder's ~5k development hours of development over the past year (for unpaid salaries), plus actual dollars spent on software and technology that have been put into the company. We have utilized a 5 year weighted average useful life assumption for all expenses that have gone into the development of the Company's tangible and intangible assets. Please see "Asset Accumulation Method" for further application of the adjusted balance sheet above.

Asset Accumulation Method

Given the stage of the Company, lack of material historical revenues / earnings, as well as no expectation from Managment that the Company will generate material revenues for the foreseeable future, it is in our opinion that an asset-based valuation approach is appropriate for calculating the enterprise value of the Company, specifically, the Asset Accumulation approach. The Asset Accumulation approach is based on the principle that the value of an enterprise is equal to the Fair Market Value of its assets. The application of the asset approach to an early-stage enterprise necessitates a consideration of the value of intangible assets.

To apply this method, we have first updated the balance sheet to reflect historical costs that have, presumably, been spent to develop the assets of the company (i.e. software, technology, workforce, marketing, and business development, etc.). Although there has more likely than not been economic obsolescence, Managment has indicated that this has been non-material and that there have not been any significant setbacks to note for the purposes of determining Value.

To then account for the Fair Market Value of such assets, we have selected a basket of publicly traded comparables and analyzed their enterprise value-to-book value of invested capital (defined later in this report) to proxy what a hypothetical buyer / seller would deem a reasonable premium for such assets above that of historical costs. Thus, a book value of invested capital multiple greater than 1.00x would account for the Fair Market Value of such goodwill and intangible assets.

The following table represents our final application of the BVIC multiple in the use of our application of the Asset Accumulation Method.

Company	Symbol	Enterprise Value	Equity Value	Volatility (expected time to liquidity)	Volatility (expected time to successful exit)	Sales	BVIC	EV/ BVIC
Cass Information Systems, Inc.	CASS	$684	$874.02	25.57%	28.82%	$141.4	$222.4	3.08x
EVERTEC, Inc.	EVTC	$2,172.17	$1,611.55	28.04%	25.83%	$416.1	$732.4	2.97x
Euronet Worldwide, Inc.	EEFT	$4,313.37	$4,416.61	27.80%	29.34%	$2,329.5	$1,712.1	2.52x
JetPay Corp	JTPY	$102.86	$29.28	73.61%	76.94%	$73	$74.8	1.38x
Net 1 UEPS Technologies, Inc.	UEPS	$622.6	$528.18	43.88%	46.78%	$618.8	$851.3	0.73x
Net Element, Inc.	NETE	$25.77	$28.49	161.70%	156.18%	$62.5	$16.8	1.54x
Qiwi Plc Sponsored ADR Class B	QIWI	$739.53	$776.34	48.73%	55.23%	$293.1	$367.5	2.01x
Square, Inc. Class A	SQ	$25,703.43	$26,601.52	46.65%	46.65%	$2,421.3	$1,172.9	21.91x
Total System Services, Inc.	TSS	$19,569.68	$15,709.22	24.43%	21.89%	$4,730.4	$5,847.1	3.35x
							median	2.52x

Multiples and Metrics

We calculated this multiple for each guideline company as of the relevant date and selected the median multiple of 2.52x BVIC (Book Value of Invested Capital).

Book Value of Invested Capital (BVIC) = Total Assets - Total Liabilities + Long Term Liabilities

Result of Method

We applied a multiple of 2.52x to the Company's BVIC (Book Value of Invested Capital) of $0.33 million on the Appraisal Date. This resulted in an estimated value for Fundraise Up of $0.83 million as of July 9th, 2018.

Method	Approach	Method Result
Asset Accumulation Method	BVIC Multiple	$0.83mm

Enterprise Value

We used the following result in our analysis:

Method	Weight	Result
Asset Accumulation Method	100.00%	$0.83 mm
Weighted Average	100.00%	$0.83 mm

Capital Structure Allocation

Option Pricing Method

Under the option pricing method, each class of equity is modeled as a call option with a claim on the equity value of the company. The strike price of an option may correspond to the liquidation preference on the preferred series, the conversion value of the preferred series, or another equity value where the claim on value changes. At each breakpoint in the waterfall, we calculated the common stock's ownership of the amount disbursed between the start of the previous breakpoint and the threshold of the new breakpoint. Using the Black Scholes formula, we calculated the incremental value of each option based on the breakpoints implied. We then multiplied the common class's participation percentage at each segment by the incremental value of the call options, and summed the results.

A table summarizing the assumptions employed is presented below, and detailed explanations of each assumption are presented in the appendices. The formula follows:

$$option\ value = SN(\partial_1) - ke^{-rT_e}N(\partial_2)$$

$$\partial_1 = \ln(S/k) + ([r + \sigma^2] / 2)T_e / \sigma\sqrt{T_e}$$

$$\partial_2 = \partial_1 - \sigma\sqrt{T_e}$$

Symbol	Value Used	Meaning
S	$0.83 million	underlying company value
e	2.71828182...	base of natural logarithms
T_e	2.875	Time to Expected Exit
T_s	5.0	Time to Successful Exit
r_e	2.65%	risk free rate as of the Appraisal Date, corresponding to expected time to liquidity (2.875 year term)
r_s	2.75%	risk free rate as of the Appraisal Date, corresponding to expected time to successful exit (5.0 year term)
σ_e	46.10%	Estimated Volatility, corresponding to expected time to liquidity
σ_s	48.80%	Estimated Volatility, corresponding to expected time to successful exit
k	breakpoints	option's strike price
$\ln(a)$	$\int_{(1,a)}(1/x)\partial x$	value of the natural logarithm function
$N(a)$	$\int_{(-\infty,a)}f(x)\partial x$	value of the cumulative standard normal distribution

Black Scholes Model

As described in the previous section, the following model allocates value between the various classes of stock subject to the assumptions listed above.

	Breakpoint	Value	Increment	Common	Expected Options	Convertible Notes	
0.	$0	$833,655	$46,328	$0 _0.00%_	$0 _0.00%_	$46,328 _100.00%_	
1.	$50,000	$787,326	$351,691	$351,691 _100.00%_	$0 _0.00%_	$0 _0.00%_	
2.	$492,500	$435,636	$435,636	$410,977 _94.34%_	$24,659 _5.66%_	$0 _0.00%_	

Result of Method

By summing the amounts allocated to the target security in the option pricing tables above, we derived the allocated value:

Security Class	Fully Diluted Shares	Allocated Value
Common Stock	7,950,000	$0.099 per share

Discounts and Premiums

Marketability Discount

There is usually no market for the common equity of all but the latest-stage private companies. Based on our research and analysis, we applied a discount for lack of marketability of 40.00%. Further workbooks detailing the study of this assumption, including put option calculations, are presented in the appendices.

Assuming the following, after discounting for marketability, the aggregate value of the subject securities results in a per-share value of:

Security	Shares Outstanding	Discounted Value
Common Stock	7,950,000	$0.059 per share

Valuation Result

Fair Market Value Indicated

On the Appraisal Date, our conclusion of the fair market value ("FMV") of one share of Common Stock of Fundraise Up on a closely-held, minority basis was:

Security	Shares Outstanding	Value
Common Stock	7,950,000	$0.059 per share

Certification

The undersigned hereby certify that the members of our engagement team have no direct or indirect financial interest in the property that is the subject of this assignment, nor do they have any direct or indirect personal interest with respect to the property or parties involved in the assignment. Some of the undersigned individuals have personally interviewed management of the Company. Neither our employment nor our compensation in connection with the report is any way contingent upon the recommendations reached or value estimated, and this report sets forth all of the assumptions and limiting conditions affecting the analysis. This report is intended to have been prepared in accordance with the guidelines recommended by AICPA's Statement on Standards for Valuations No. 1 and AICPA's practice aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. It also adheres to the requirements of the Principles of Appraisal Practice and Code of Ethics of the Business Valuation Standards of the American Society of Appraisers, and the Uniform Standards of Professional Appraisal Practice as set forth by the Appraisal Standards Board of the Appraisal Foundation. To the best of our knowledge and belief, all statements of fact contained in this report are true and correct.

Keyvan Firouzi
July 11th, 2018

Appendices

Appendix A - Volatility Assumption

The first key input in the Black-Scholes Options Pricing Model is volatility - the movement of the company's stock price, up or down, over time. The higher the level of volatility in a stock, the greater the value of the option. For private companies, measuring stock price volatility is more difficult than for public companies, which generally have some historical pricing data that can be used. While the value of a company is driven in large part by its earnings, the measurement of earnings changes on an annual basis provides too few data points to impute any type of stock price volatility. The only credible measure of stock price volatility for a private company, therefore, is using comparable company stock prices or industry indices over time, with the historical period tracking the expiration period of the options being valued.

We analyzed a basket of public companies similar to the Company and examined historical volatility, corresponding to the holding period assumption for the underlying options. Data was provided by CapitalIQ. Based on the historical volatilities of these companies, we used a volatility assumption of 46% calculated from a term of 2.875 years, representing time to an expected liquidity event, and a volatility assumption of 49% calculated from a term of 5.0 years, representing time to a successful liquidity event. Please see Appendix C - Years to Maturity Assumption for further details regarding the time to liquidity assumption.

Comparable	Symbol	Description	σ_e	σ_s
Cass Information Systems, Inc.	CASS	Cass Information Systems, Inc. engages in the provision of payment and information processing services to large manufacturing, distribution and retail enterprises. It operates through the following segments: Information Services and Banking Services. The Information Services segment provides transportation, energy, telecommunication, and environmental invoice processing and payment services to large corporations. The Banking Services segment provides banking services primarily to privately held businesses and faith-based ministries. The company was founded in 1982 and is headquartered in St. Louis, MO.	26%	29%
EVERTEC, Inc.	EVTC	EVERTEC, Inc. engages in the provision of transaction services. It operates through the following segments: Payment Services-Puerto Rico and Caribbean, Payment Services-Latin America, Merchant Acquiring, and Business Solutions. The Payment Services segment involves in the authorization, processing, management and recording of automated teller machines (ATM) and point of sales transactions, and ATM management and monitoring. The Merchant Acquiring segment offers services to merchants of all sizes, enabling them to accept all types of electronic payments. The Business Solutions segment comprises bank processing, network hosting and management, information technology professional services, business process outsourcing, item processing, cash processing, and fulfillment. The company was founded on April 1, 2004 and is headquartered in San Juan, Puerto Rico.	28%	26%
Euronet Worldwide, Inc.	EEFT	Euronet Worldwide, Inc. engages in the provision of electronic payment and transaction processing solutions for financial institutions, retailers, service providers, and individual consumers. It operates through the following segments: EFT Processing, Epay, and Money Transfer. The EFT Processing sgement focuses in electronic payment solutions consisting of ATM cash withdrawal and deposit services, ATM network participation, outsourced ATM and POS management solutions, credit and debit card outsourcing, and card issuing, and merchant acquiring	28%	29%

Comparable	Symbol	Description	σ_e	σ_s
		services. The Epay segment offers prepaid mobile airtime and other electronic content and payment processing services for various prepaid products, cards and services throughout its worldwide distribution network. The Money Transfer segment refers to money transfer services, primarily under the brand names Ria, AFEX Money Express, and IME, and global account-to-account money transfer services under the brand names HiFX and xe. The company was founded by Daniel R. Henry and Michael J. Brown in 1994 and is headquartered in Leawood, KS.		
JetPay Corp	JTPY	JetPay Corp. engages in the provision of payment services, which includes debit and credit card processing, payroll, and human capital management services, and card services to businesses and their employees throughout the United States. It operates through the following business segments: JetPay Payment Processing, and JetPay HR & Payroll. The JetPay Payment Processing segment handles a full end-to-end processing with direct connections for authorization and settlement to all major networks enabling it to provide debit and credit card processing-only services, full debit and credit card acceptance services, and automated clearing house services to its customers. The JetPay HR & Payroll segment offers payroll and human resource services including processing payroll; collecting and filing national, state, and local taxes; online and paperless payroll; and Affordable Care Act services. The company was founded on November 12, 2010 and is headquartered in Center Valley, PA.	74%	77%
Net 1 UEPS Technologies, Inc.	UEPS	Net 1 UEPS Technologies, Inc. provides payment solutions and transaction processing services in South Africa. The company engages in the designing, developing and marketing of secure transaction technology, solutions and services and offer transaction processing, financial and clinical risk management solutions to both funders and providers of healthcare. It operates through three segments: South African Transaction, International Transaction, Financial Inclusion and Applied Technologies. The South African Transaction processing segment consists of a welfare benefit distribution service provided to the South African government and transaction processing for retailers, utilities, medical-related claim service customers and banks. The International Transaction processing segment provides payment processing services and to a lesser extent from the sale of goods, primarily point of sale terminals, to customers in Korea. The Financial Inclusion and Applied Technologies segment provides short-term loans as a principal and life insurance products on an agency basis and generates initiation and services fees. The company was founded by Serge Christian Pierre Belamant in 1989 and is headquartered in Johannesburg, South Africa.	44%	47%
Net Element, Inc.	NETE	Net Element, Inc. operates as a financial technology-driven group in mobile payments and other transactional services. It operates through the following segments: North America Transaction Solutions and International Transaction Solutions. The North America Transaction Solutions segment provides technology and services to businesses that are required to accept cashless transactions, mobile payment services, merchant performance analytical tools, and merchant back office reporting. The International Transaction Solutions segment provides	162%	156%

Comparable	Symbol	Description	σ_e	σ_s
		online and mobile commerce solutions for merchants including social networks, game developers, online magazines, mobile applications and digital media operators. Net Element was founded on April 20, 2010 and is headquartered in North Miami Beach, FL.		
Qiwi Plc Sponsored ADR Class B	QIWI	Qiwi Plc engages in the provision of payment services through physical, online, and mobile channels. It operates through the following segmentsL Payment Services, Consumer Financial Services, and Corporate and Other Category. The Payment Services segment involves in the virtual distribution services, including QIWI Wallet and applications, payment channels and methods; physical distribution, including kiosks, terminals, and retail points of service, contact money remittance system; and merchant focused services, such as QIWI Cashier or acquiring services. The Consumer Financial Services segment encompasses consumer lending business SOVEST. The Corporate and Other Category segment includes expenses associated with the corporate operations of QIWI Group as well as R&D, projects, and emerging business models. The company was founded on February 26, 2007 and is headquartered in Nicosia, Cyprus.	49%	55%
Square, Inc. Class A	SQ	Square, Inc. engages in the provision of credit card payment processing solutions. The firm offers additional point-of-sale services, financial services, and marketing services. The company was founded by Jack Dorsey and Jim McKelvey in February 2009 and is headquartered in San Francisco, CA.	47%	47%
Total System Services, Inc.	TSS	Total System Services, Inc. provides electronic payment processing services to banks and other financial institutions. It operates through the following segments: Issuer Solutions, Merchant Solutions, Netspend, and Corporate Administration and Other. The Issuer Solutions segment offers account processing and output services for printing and embossing items, as well as processing the card application, initiating service for the cardholder, processing each card transaction for the issuing retailer or financial institution, and accumulating the account's transactions. The Merchant Solutions segment provides merchant services and related services to clients based primarily in the United States such as processing services, acquiring solutions, related systems and integrated support services to merchant acquirers and merchants. The Netspend segment provides GPR prepaid debit and payroll cards, demand deposit accounts and other financial service solutions to the underbanked and other consumers and businesses in the United States. The Corporate Administration and Other segment relates to corporate expenses, such as finance, legal, human resources, mergers and acquisitions, and investor relations. The company was founded in 1983 and is headquartered in Columbus, GA.	24%	22%

Appendix B - Risk Free Rate Assumption

Though a truly risk-free asset exists only in theory, in practice most professionals and academics use short-dated government bonds of the currency in question. For USD investments, usually US Treasury bills are used, while a common choice for EUR investments are German government bills or Euribor rates. We used the rate of contemporaneous U.S. Government Treasury bill consistent with the 2.875 years to maturity assumed elsewhere in the report. The interest rate on this bond was 2.65%.

Appendix C - Years to Maturity Assumption

The Black Scholes formula relies upon an assumption concerning the time to maturity or expiration of the underlying contract. In assessing the appropriate time to expiration, we considered three factors -- management's projection of the timing for a successful liquidity event, the likelihood of the Company curtailing operations based on its current capitalization and operating income, and industry-wide studies regarding time between a companies first financing and a successful liquidity event. However, Fundraise Up's access to cash and borrowing may not be adequate to fund its operations over this time period. If the Company required additional financing to fund operations and was unable to raise capital, it may be forced to cease its operations. In establishing the likely time to exit, we examined historical venture-backed exits. Data supplied by the NVCA (National Venture Capital Association) indicates that of all venture-backed exits between 2002 and 2010, approximately one third resulted in any return to common shareholders. Thus, approximately two thirds of venture capital exits resulted in a return of less than one times to preferred investors and, due to liquidation preferences, no return to common shareholders.

Estimated successful liquidity event

After considering these facts and guidance provided by Management and an analysis of the broader private company success, we decided to use a success-maturity assumption of 5.0 years from the Appraisal Date as the time-to-maturity input for calculating the discount for lack of marketability. Per guidance from the AICPA, when considering the duration of the restrictions, it may be appropriate to estimate the discount for lack of marketability based on the full time to liquidity considering only successful exits (in which the common stock ultimately realizes a nonzero value), rather than the expected time to liquidity considering all exits including dissolution (in which the common stock ultimately does not have value).

Expected time to liquidity across all scenarios

After considering these facts and guidance provided by Management, an analysis of the broader private company success, as well as the Company's balance sheet and current profitability, we decided to use an expected time to liquidity assumption of 2.875 years from the Appraisal Date as the time-to-maturity input for the Guideline Venture Financing and Capital Allocation models. Per guidance from the AICPA, in an OPM framework, the backsolve method for inferring the equity value implied by a recent financing transaction involves making assumptions for the expected time to liquidity, volatility, and risk-free rate and then solving for the value of equity such that value for the most recent financing equals the amount paid. The expected time to liquidity is defined as the probability-weighted average time to liquidity across all future exit scenarios and represents the expected time over which the enterprise value may evolve before the payoffs to the various classes of equity are resolved.

Appendix D - Marketability Discount Assumption

Perhaps the most common valuation discount is the discount for lack of marketability ("DLOM"). Marketability is defined as the ability to convert an investment into cash quickly at a known price and with minimal transaction costs. The DLOM is a downward adjustment to the value of an investment to reflect its reduced level of marketability.

Studies

Two general types of empirical studies provide evidence for the existence and magnitude of the DLOM. The first type, restricted stock studies, compares the trading prices of a company's publicly held stock sold on the open market with those of unregistered or restricted shares of the same company sold in private transactions. The second type, pre-IPO studies, examines the prices of transactions while the company was still private, compared to the eventual IPO price. The restricted stock studies have found average DLOMs in the range of 30% to 35%, while the pre-IPO studies have reported average DLOMs generally around 45%. The studies also have found a very wide range of discounts, depending upon the transactions, from 90% to -10% (i.e., a premium).

Protective Put Option Calculation

A frequently-used technique, given the deterministic nature of the calculation and the ease of its review, is a model utilizing a Black-Scholes pricing formula to determine the value of a protective European put option. The original author of this method, David B.H. Chaffee, suggested, "If one holds restricted or non-marketable stock and purchases an option to sell those shares at the free market price, the holder has, in effect, purchased marketability for those shares. The price of that put is the discount for lack of marketability." In this example, the put option provides protection from downside risk:

$$value = ke^{-r_s T_s} N(-\partial_2) - SN(-\partial_1)$$

$$\partial_1 = \ln(S/k) + ([r_s + \sigma^2]/2) T_s / \sigma\sqrt{T_s}$$

$$\partial_2 = \partial_1 - \sigma\sqrt{T_s}$$

Value Protected	Price of Put Option	Implied Discount
$833,655	$272,246	32.66%

Asian Put Option Calculation

An Asian average-strike option's payoff depends on a strike price which is set equal to the arithmetic mean of the asset price during the life of the option. The variance in asset price is simulated by Monte Carlo Methods. In our model we used 1,000 simulations and 100 steps per simulation over the time interval, allowing normally-distributed stochastic drift to affect the asset price over the interval in each simulation and then taking the arithmetic mean of the results. The payoff resulting from the simulation was used to compute the value of a put option.

The model assumes that an investor would, in the absence of any transfer restrictions, be equally likely to sell the shares any time during the restriction period. The cost of transfer restrictions can be priced as the value of an average-strike put option.

The cost of restriction divided by the underlying value of the interest on the Appraisal Date determines the discount. Consistent with the other option pricing models utilized in this report, key inputs include: the holding period of the interest, the assumed volatility of the company (either historical or implied), and the risk free rate over the term of the investment. These assumptions are derived separately and presented in the other appendices. The formula for computing the put option, relying upon the assumptions established elsewhere in the report, is thus:

$$value = e^{-r_s T_s}(1/M)\, \Sigma_M^{k=1}[S_t^{(k)} - (1/N)\, \Sigma_N^{k=1}\, [S_{t_i}^{(k)})]^+$$

M = number of Monte Carlo simulations

N = number of time interval steps

Value Protected	Price of Put Option	Implied Discount
$833,655	$159,868	19.18%

Comments on Selected Discount

The SEC and AICPA encourage the use of quantitative models to back up the selected DLOM, and we have provided them. However, these methods are not perfect and should serve as a proxy for establishing a defensible range of discount. Specifically, the Asian put model projects that an investor buys a put option on the value of the company, essentially allowing them to sell the company at the Appraisal Date at the extant price, with the funds to be received at the end of the option term. It is difficult to assert that a model with a mathematically unambiguous definition derived from the public derivatives markets is a perfect representation of the marketability for a security with no liquid market at all. With the trades implied by the models, the investor essentially creates a risk-free bond, and the out-of-pocket expense to put this hedge in place is zero. The model also assumes the controlling investor in the company has exact market timing, which is dubious because of how time-consuming and expensive it is to bring private stock to market. These models more closely account for the risk of the investor losing money during the holding period, rather than the inherent difficulty in bringing liquidity to private stock. Due to these shortcomings, we generally view the put option methods as a lower bound on the marketability discount, and have adjusted the results in light of the Company's particular financial condition. We used an adjusted value of 40% in our analysis.

Appendix E - Qualifications of Business Appraiser

Keyvan Firouzi serves as a principal at Preferred Return and is responsible for managing client engagements and issuing valuation opinions. Prior to joining Preferred Return, Keyvan was a valuation specialist with PricewaterhouseCoopers, providing valuation opinions for over-the-counter derivatives and structured products.

Keyvan holds a bachelor's degree in Business Economics and Accounting from the University of California at Santa Barbara. He has been conferred the Chartered Financial Analyst designation.

Appendix F - Sources of Information

In conducting this valuation engagement Preferred Return considered all material information required to reach a reasoned conclusion as to the value of of Fundraise Up, given its stage of development and operating context, and in accordance with prevailing national standards of appraisal as set forth by the AICPA and other national bodies. Our investigation included a thorough review of relevant corporate documents material to the valuation process. The articles of incorporation, descriptions of the capital structure and implied rights and preferences, information related to issuance of equity and debt instruments (including any issued or contemplated options and warrants) as well as company bylaws and other relevant documents were all reviewed. The review included an analysis of any reviewed financials, performance forecasts and other historical and prospective financial and operating data and projections concerning the Company. In addition to company documents, we conducted independent research of the economic conditions prevalent during the appraisal period. We also independently reviewed the Company's product and service offerings and its market position relative to competitors in the marketplace. We also reviewed the financial and operating history of the Company and of the industry sector in which the Company operates. Analysis of corporate documents and broader industry research was supplemented by interviews with Company Management concerning financial statements, capital structure, operating and financial performance as well as estimations of future performance and operating plans for the Company. This dialogue included discussion regarding the assumptions and risk factors underlying any operating or financial plans, forecasts or estimates. Our valuation involved research and analysis concerning guideline public companies, and transactions involving comparable public and private companies, so as to establish comparative benchmarks for valuation purposes. Finally, our process included analysis and estimation of the fair value of of the Company as of the Appraisal Date. Any material events that took place after the Appraisal Date, and prior to the Report Date, which were reasonably knowable at the time of the Appraisal Date, have been taken into consideration in our analysis in accordance with the guidelines established in AICPA's practice aid.

Preferred Return called the Company and interviewed one of its managers. Management provided the following information:

- Historical financial statements

- Management's internal financial for year-to-date results

- Management's financial projections

- The Company's articles of incorporation and other corporate documents

- Various marketing materials, reports and analyses prepared by management including information presented on the Company's web site

- A historical schedule of options issued by the Company, and the terms and conditions of those issuances

- Board presentations and financial updates, including competitive analysis

- The Company's most recent capitalization table, as of the Appraisal Date

- Other publicly available information for companies deemed to be comparable to the Company

In addition, we consulted the following sources, among others:

- Ibbotson Associates. SBBI 2013 Yearbook, Valuation Edition

- A Task Force of the AICPA. Valuation of Privately-Held-Company Equity Securities Issued as Compensation. AICPA. 2013.

- Interviews with management regarding the history and operations of the Company, its historical financial performance, future performance estimates, the outlook for the Company and the industry sector in which it operates, the state of competition in its primary and adjacent markets, and the assumptions underlying any plans or estimates as well as risk factors that could affect future performance;

- Independent review of corporate documents related to financial performance, operating performance, incorporation and governance, capital structure, equity and debt instruments, and other matters material to the valuation analysis

- Independent review of the industry sector and broader economic and competitive environment in which the Company operates;

- Development of a peer group of publicly traded companies as well as a set of transactions involving public and private companies; relevant analysis was conducted to provide comparative benchmarks for valuation purposes

- Valuation analysis utilizing appropriate methodologies from among the income approach, the market approach, and the asset approach.

- Allocation of value analysis utilizing appropriate methodologies from among the current value method, the probability-weighted return method, and the option pricing method.

- Consideration of premiums and/or discounts such as control premiums, minority interest discounts, voting control adjustments, and lack-of-marketability discounts.

Appendix G - Statement of Limitations

Preferred Return's opinion is provided subject to the following Statement of Limiting Conditions:

1. The Company has engaged Preferred Return as a valuation consultant to prepare a restricted use report. A restricted use report is limited in scope. Specifically, our report may not be used in any filing with the Securities and Exchange Commission ("SEC"). In the event that the SEC requests a copy of a valuation report to support the exercise price herein established, the Company and Preferred Return agree that Preferred Return will provide a full scope, self-contained valuation report for submission to the SEC. The Company may not require Preferred Return to reconcile this restricted use report to any final formal report that may be prepared by Preferred Return.

2. We have no reason to believe, and no facts have come to our attention to cause us to believe, that the information set forth in this Report is not correct.

3. In the course of this engagement, Preferred Return has been provided with written information, oral information and data in electronic form related to the Company's financial and operating performance, its capital structure and other matters relevant to the valuation analysis. Preferred Return has relied upon the accuracy of the financial statements provided by the Company with no independent verification of its accuracy or completeness. We have reviewed for reasonableness these data, in light of the industry and economic data discussed in this report and the results of our interviews of Management, and we have no reason to believe the data are unreasonable. However, as valuation consultants, we have not audited these data and express no opinion or other form of assurance regarding their accuracy or fairness of presentation.

4. The information furnished by others, including Company management, is presumed to be true and accurate and no responsibility is assumed for its accuracy or completeness. Preferred Return issues no warranty or other form of assurance regarding the accuracy of information furnished by others. Company management understands that any errors or omissions in information that was provided to us may materially affect our conclusions.

5. Preferred Return has relied upon the financial forecasts provided by management with no independent verification of the forecasts or underlying assumptions. Prospective financial information and cash flow estimates provided by the Company are solely for use in this valuation analysis. This information is not to be construed as nor is offered as a prediction that a particular level of income or profit will be achieved. There is often a difference between estimated and actual results, and the difference may be material.

6. We have not performed an examination or compilation of the Company's financial forecasts in accordance with standards established by the American Institute of Certified Public Accountants (AICPA). Consequently, we do not express an opinion or any other form of assurance on the reasonableness of the forecast data or their underlying assumptions or if any of the forecasts are presented in conformity with AICPA presentation guidelines.

7. Certain financial data used in our analysis has relied upon management's adjustments to the financial statements, which are assumed to be in accordance with generally acceptable accounting principles. We have not independently verified the accuracy or completeness of the data provided and do not express an opinion or offer any form of assurance regarding its accuracy or completeness.

8. Preferred Return assumes no hidden or unapparent conditions regarding the subject assets, properties or business interests. We did not consider the impact of any liens or encumbrances except as specifically stated and did not conduct any physical inspection of any properties or assets of the Company. For the purposes of the valuation analysis we have assumed that there is full compliance with all federal, state and local laws and that all required licenses or consents have been or can be obtained from the requisite regulatory authority.

9. This Report has been prepared solely for the person or persons to whom it is addressed and solely for the purpose stated; this Report may not be used for any other purpose, and no party other than the Company may rely on it for any purpose whatsoever. Except as set forth in this Report, neither this Report nor any portions hereof may be copied or disseminated through advertising, public relations, news, sales, Securities

and Exchange Commission disclosure documents or any other media without the express written consent of Preferred Return.

10. The valuation analysis assumes that, as of the Valuation Date, Company will continue to operate as a going-concern, that the Company has no undisclosed real or contingent assets or liabilities that would have a material affect on our analysis and that the Company will continue to be competently managed. This valuation analysis does not entail an evaluation of management's effectiveness, nor are we responsible for future management actions upon which actual results will depend.

11. In accordance with US Treasury rules, the advice contained herein was not intended or written to be used, and cannot be used, by any person for the purpose of avoiding penalties that may be imposed by the Internal Revenue Code or applicable state or local tax laws.

12. The opinions of value contained herein are not intended to represent the value of the subject assets at any time other than the Appraisal Date that is stated in this Report. Changes in market conditions that take place after the Appraisal Date could result in opinions of value that are materially different from those offered and Preferred Return assumes no responsibility for such changes, except as otherwise stated in this Report. We offer no opinion as to whether the Company would actually be sold for the amount offered as its indicated value.

13. Our fees for this service are not contingent upon the valuation opinion expressed herein, and neither Preferred Return nor any of its staff have a present or intended financial interest in the Company.

14. Preferred Return is not required to provide additional work or services, or to give testimony or be in attendance in court with reference to the assets, properties or business interest in question or to update any report, analysis or conclusion unless arrangements acceptable to Preferred Return have been separately agreed with the Company. Preferred Return reserves the right to make adjustments to the analysis, opinion and conclusions presented in this Report as we deem necessary in consideration of additional or more reliable data that may become available.